Exhibit 12.1

Whole Foods Market, Inc.
Computation of Ratio of Earnings to Fixed Charges

	Sep 29 2002	Sep 30 2001	Sep 24 2000	Sep 26 1999	Sep 27 1998
Earnings:
Income (loss) from continuing operations before income taxes and accounting change	140,818	95,455	77,585	65,616	63,148
Rent Expense	66,759	57,326	47,149	38,417	34,786
	x1/3	x1/3	x1/3	x1/3	x1/3

One-third of rent expense	22,253	19,109	15,716	12,806	11,595
Interest expense	10,384	17,891	15,093	8,248	7,677

Fixed charges to add to earnings	32,637	37,000	30,809	21,054	19,272
Total available earnings	173,455	132,455	108,394	86,670	82,420

Fixed charges:
Interest expense	10,384	17,891	15,093	8,248	7,677
Capitalized interest	1,433	2,112	2,274	1,759	735

Total interest	11,817	20,003	17,367	10,007	8,412

One-third of rent expense	22,253	19,109	15,716	12,806	11,595
Total fixed charges	34,070	39,112	33,083	22,813	20,007

Ratio of earnings to fixed charges	5.09x	3.39x	3.28x	3.80x	4.12x